Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

NEWS

RiT ANNOUNCES CHANGES IN MANAGEMENT TEAM AIMED AT TAKING
COMPANY TO A WHOLE NEW LEVEL

-- Names Dr. Vadim Leiderman as New CEO, Mr. Moti Hania as Deputy CEO &
Dr. Erez Ben Eshay as CTO --

Tel Aviv, Israel – February 6, 2012 – RiT Technologies’ (NASDAQ: RITT) Board of Directors today announced that the Company will undertake a number of strategic investments, including the  recruitment of additional management team members, in order to grow the Company to a new level and to achieve its true potential.

The Board of Directors has accepted the resignation of Mr. Eran Ayzik, the Company’s CEO during its turnaround over the past two years, with thanks for his successful management efforts, and has appointed Dr. Vadim Leiderman to serve as its new President and CEO, effective immediately. In parallel, the Board has expanded the Company’s management capabilities with the recruitment of a Deputy CEO, Mr. Moti Hania, and a CTO, Dr. Erez Ben Eshay.

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Dr. Vadim Leiderman served for the past three years as the Defense Attaché and Representative of the Israel Ministry of Defense to the Russian Federation, preceded by 24 years of service in the Israeli Air Force (IAF) in various commanding and engineering positions, from which he retired as a Colonel. Dr. Leiderman holds a B.Sc. in Aeronautical Engineering from The Technion, Israel Institute of Technologies, and an M.Sc. in Mechanical Engineering and a Ph.D. in Composite Materials from the Tel Aviv University, Israel.

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Mr. Moti Hania brings RiT his experience as the successful co-founder and CEO of BNM Technologies Ltd. (acquired by Starling Advanced Communication Systems Ltd.), following his 30 year career as a high-ranking officer in the Israeli Air Force. He holds a B.Sc. in Management and Logistics from Ben Gurion University and an MBA from Tel Aviv University.

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Dr. Erez Ben Eshay comes to RiT after 25 years of experience managing large, complex R&D and business development organizations, including most recently as CTO of American Unmanned Systems, BNM Technologies and SDS.  Dr. Ben Eshay holds a Ph.D. in Electrical Engineering from Rochville University and has served as a consultant to HP, Intel, Cisco, Lucent, Motorola and other global companies.

Commenting on the news, Mr. Sergey Anisimov, the Chairman of RiT’s Board of Directors, said, “We are grateful to Mr. Eran Ayzik, who has executed a successful turnaround while initiating the creation of important new products. Working in parallel, we have formulated a bold new vision and direction for the Company, and have recruited additional management team members with the right skills to carry out an ambitious new program. Among other tasks, we have mandated the management team to expand our R&D and other teams as needed to complete a number of exciting new projects.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

“In addition we at Stins Coman Incorporated, the controlling shareholder of RiT, continue to have full confidence in RiT’s long-term potential and stand behind its efforts to take its business to a whole new level.”

To assure that the goals of the Company’s new officers are aligned with those of the Board of Directors, it has offered them equity compensation as part of their employment packages. Dr. Leiderman has been granted options to purchase up to 1.2% of the company’s outstanding shares; Mr. Hania has been granted options to purchase up to 1%; and Dr. Ben Eshay has been granted options to purchase up to 0.5%.

In addition, in evaluating Mr. Ayzik’s contribution, the Company has approved an additional retirement package, which includes three months’ salary (in addition to his contractual three months’ adjustment period) and an extension of Mr. Ayzik’s vested options until the end of March 2014.

About RiT Technologies
RiT is a leading provider of comprehensive management solutions for today’s mission-critical data centers and communication rooms. Through the deployment of RiT’s integrated DCIM (data center infrastructure management), IIM (intelligent infrastructure management), SMART Cabling™ and EPV™ real-time infrastructure management solutions, companies enhance both CAPEX and OPEX, increase their efficiency and improve their automated processes. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world. RiT’s shares are traded on the Nasdaq exchange under the symbol RITT. www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi, CFO
+972-77-270-7210
moti.antebi@rittech.com